Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "THB HOLDCO, LLC", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MAY, A.D. 2018, AT 1:38 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6900450 8100
SR# 20184308646

Authentication: 202762139
Date: 05-24-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:38 PM 05/24/2018
FILED 01:38 PM 05/24/2018
SR 20184308646 - File Number 6900450

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

THB HOLDCO, LLC

This Certificate of Formation of THB Holdco, LLC is being executed and filed by Joey Tongson as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act, 6 Delaware Code, Section 18.

FIRST: The name of the limited liability company is THB Holdco, LLC.

SECOND: The address of the registered office of THB Holdco, LLC upon whom process against this limited liability company may be served in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The Corporation Trust Company is the limited liability company's registered agent at that address.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Formation to be signed this 24th day of May, 2018.

AUTHORIZED PERSON:

/s/ Joey Tongson
Joey Tongson